UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of SEPTEMBER, 2008.

                        Commission File Number: 0-30920


                               KOLA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           KOLA MINING CORP.
                                           -------------------------------------

Date: September 29, 2008                   /s/ Cary Pinkowski
     ------------------------------        -------------------------------------
                                           Cary Pinkowski,
                                           Chairman

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)

                        CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007

DAVIDSON & COMPANY LLP              A Partnership of Incorporated Professionals
                      ---Chartered Accountants ---------------------------------




                                AUDITORS' REPORT



To the Shareholders of
Kola Mining Corp.
(formerly Centrasia Mining Corp.)


We have audited the consolidated balance sheets of Kola Mining Corp. (formerly Centrasia Mining Corp.) as at May 31, 2008 and 2007 and the consolidated statements of loss, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



                                                  /s/ DAVIDSON & COMPANY LLP"


Vancouver, Canada                                    Chartered Accountants

September 16, 2008


                               NEXIA International

          1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6 Telephone (604) 687-0947 Fax (604) 687-6172

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31



                                                       2008            2007
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash                                                    824,056       3,581,199
Amounts receivable                                       25,034          52,025
Prepaids                                                139,296          89,262
                                                   ------------    ------------
                                                        988,386       3,722,486

DEPOSITS AND EXPLORATION ADVANCES                       256,988               -

DEFERRED ACQUISITION COSTS (Note 3)                           -         403,975

EQUIPMENT (Note 4)                                      328,669         224,857

UNPROVEN MINERAL INTERESTS (Note 5)                  40,037,414       1,491,844
                                                   ------------    ------------
                                                     41,611,457       5,843,162
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                737,803         341,115
Loans and advances                                       71,511               -
Current portion of long-term
   debt (Notes 6 and 16(a))                           4,792,014               -
                                                   ------------    ------------
                                                      5,601,328         341,115

NON-CURRENT PORTION OF LONG-TERM DEBT (Note 6)        1,290,380               -

FUTURE INCOME TAX LIABILITIES (Notes 3 and 11)        8,157,000               -
                                                   ------------    ------------
                                                     15,048,708         341,115
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                               34,327,986       8,490,285

CONTRIBUTED SURPLUS (Note 9)                          2,435,126         625,900

DEFICIT                                             (10,200,363)     (3,614,138)
                                                   ------------    ------------
                                                     26,562,749       5,502,047
                                                   ------------    ------------
                                                     41,611,457       5,843,162
                                                   ============    ============

NAME CHANGE, NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

COMMITMENTS (Note 13)

SUBSEQUENT EVENTS (Note 16)

APPROVED BY THE DIRECTORS

/s/ IGOR KOVARSKY   , Director
-------------------
/s/ CARY PINKOWSKI  , Director
-------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
         CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
                           FOR THE YEARS ENDED MAY 31



                                                       2008            2007
                                                         $               $
EXPENSES

Accounting and administrative                            81,000          76,850
Amortization                                            107,213          46,518
Audit                                                    39,116          16,455
Corporate development                                   168,284          92,263
General exploration                                      24,746          23,865
Investor relations                                       88,676          28,300
Legal                                                   160,779          63,021
Management fees                                          95,169          46,214
Office                                                  305,492         122,561
Professional fees                                       239,666         224,382
Property due diligence                                        -          99,242
Regulatory fees                                          19,673          11,942
Rent                                                    101,878          50,706
Salaries and benefits                                   575,806         238,980
Shareholder costs                                        25,944           4,039
Stock-based compensation (Note 8)                     1,501,176         503,400
Transfer agent                                           16,759          16,326
Travel                                                  550,977         284,729
                                                   ------------    ------------
                                                      4,102,354       1,949,793
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                              (4,102,354)     (1,949,793)
                                                   ------------    ------------
OTHER ITEMS

Interest and other income                               133,131          42,993
Foreign exchange                                        796,849         (76,908)
Write-off of unproven mineral interests (Note 5)     (3,413,851)        (52,361)
                                                   ------------    ------------
                                                     (2,483,871)        (86,276)
                                                   ------------    ------------
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR             (6,586,225)     (2,036,069)

DEFICIT - BEGINNING OF YEAR                          (3,614,138)     (1,578,069)
                                                   ------------    ------------
DEFICIT - END OF YEAR                               (10,200,363)     (3,614,138)
                                                   ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.13)         $(0.10)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                         49,745,306      19,576,880
                                                   ============    ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31



                                                       2008            2007
                                                         $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                    (6,586,225)     (2,036,069)
Adjustments for items not involving cash
Amortization                                            107,213          46,518
Write-off of unproven mineral interests               3,413,851          52,361
Stock-based compensation                              1,501,176         503,400
Foreign exchange                                       (831,606)               -
                                                   ------------    ------------
                                                     (2,395,591)     (1,433,790)
Decrease (increase) in amounts receivable                37,015         (37,647)
Decrease (increase) in prepaids                             294         (52,335)
(Decrease) increase in accounts payable
   and accrued liabilities                             (267,468)         59,145
                                                   ------------    ------------
                                                     (2,625,750)     (1,464,627)
                                                   ------------    ------------
INVESTING ACTIVITIES

Acquisition of RPIM                                  (6,682,674)              -
Cash assumed on acquisition of RPIM                       8,399               -
Additions to equipment                                 (195,719)       (128,400)
Additions to unproven mineral interests              (5,676,409)       (395,319)
Deposits and exploration advances                        19,800               -
Deferred acquisition costs                             (126,916)       (277,059)
                                                   ------------    ------------
                                                    (12,653,519)       (800,778)
                                                   ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                            14,132,604       4,664,078
Share issue costs                                    (1,071,163)        (74,232)
Repayment of loans and advances                        (539,315)              -
                                                   ------------    ------------
                                                     12,522,126       4,589,846
                                                   ------------    ------------
(DECREASE) INCREASE IN CASH FOR THE YEAR             (2,757,143)      2,324,441

CASH - BEGINNING OF YEAR                              3,581,199       1,256,758
                                                   ------------    ------------
CASH - END OF YEAR                                      824,056       3,581,199
                                                   ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION - Note 15

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007


1.       NAME CHANGE, NATURE OF OPERATIONS AND GOING CONCERN

         On March 26, 2008 the Company changed its name from Centrasia Mining Corp. to Kola Mining Corp.

         During fiscal 2008 the Company's principal business activity was the sourcing, exploration and development of mineral properties in Russia and the Kyrgyz Republic. As at May 31, 2008 the Company has written-off all of its mineral interests in the Kyrgyz Republic. See also Notes 3 and 5(b).

         The Company is in the process of exploring and evaluating its mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as unproven mineral interests represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

         During fiscal 2008 the Company incurred a loss of $6,586,225 and, as at May 31, 2008, had an accumulated deficit of $10,200,363 and a working capital deficiency of $4,612,942. The Company will require additional financing to meet its ongoing levels of corporate overhead, retire existing liabilities and debt obligations and implement the required work programs on its mineral interests. The Company expects to generate the necessary financial resources through the sale of equity securities. These consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the consolidated financial statements.

         Subsequent to May 31, 2008 the Company completed an equity financing of 33,333,334 units for gross proceeds of $10,000,000 and retired US $5,250,000 of its long-term debt. See Note 16.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiaries, 0724000 B.C. Ltd. ("724 BC"), a company continued into the Province of British Columbia, Magellan Holdings
         (BVI) Corp. ("Magellan Holdings") and Magellan Gold (BVI) Inc. ("Magellan Gold"), both incorporated under the laws of the British Virgin Islands, Centrasia Mining Kazakhstan, a company formed under the laws of the Republic of Kazakhstan, Bulakashu Mining Company Ltd. ("BMC"), a company formed under the laws of the Kyrgyz Republic, R.P.I.M. Minerals Ltd. ("RPIM"), a company formed under the laws of Cyprus and Zao Rudprominvest ("RPI"), a company formed under the laws of the Russian Federation. Inter-company balances and transactions are eliminated on consolidation.

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant areas requiring the use of management estimates relate to the estimation of stock-based compensation, the determination of environmental and asset retirement obligations, impairment of mineral claims and deferred exploration expenditures, the related rates of amortization and the determination of future income tax assets and liabilities. Actual results could differ from these estimates.

         UNPROVEN MINERAL INTERESTS

         Acquisition and exploration costs directly relating to unproven mineral interests are deferred until the mineral interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

         Although the Company has taken steps to verify title to mineral interests in which it has an interest, according to the usual industry standards for the stage of exploration of such interests, these procedures do not guarantee the Company's title. Such interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interests costs or recoveries when the payments are made or received.

         The Company also accounts for foreign value added taxes as part of deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in the carrying costs of mineral property interests.

         EQUIPMENT

         Equipment, which is comprised of mobile and field equipment and office furniture and equipment, are recorded at cost less accumulated amortization calculated using the straight-line method over their estimated useful lives of between three to five years.

         ASSET RETIREMENT OBLIGATIONS

         The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived assets.

         As at May 31, 2008 and 2007 the Company does not have any significant asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

         TRANSLATION OF FOREIGN CURRENCIES

         Integrated foreign operations are translated using the temporal method. Under this method, the Company translates monetary items at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at rates in effect during the period in which they were earned or incurred. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income (loss).

         FUTURE INCOME TAXES

         Future income tax assets and liabilities are recognized for the estimated future income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         LOSS PER SHARE

         Loss per share is computed by dividing loss to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings (loss) per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings (loss) per share by application of the treasury stock method.

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         FINANCIAL INSTRUMENTS AND COMPREHENSIVE INCOME

         Effective June 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments -
         Recognition and Measurement and Section 3861, Financial Instruments - Disclosure and Presentation and Section 3865, Hedges. These sections apply to fiscal years beginning on or after October 1, 2006 and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied. Section 1530 provides standards for the reporting and presentation of comprehensive income, which is defined as the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. A statement of comprehensive income has not been presented as no components of comprehensive income have been identified and therefore have notaffected the current or comparative period balances on the financial statements. Under these new standards, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair market value upon inception with the exception of certain related party transactions. Subsequent measurement and recognition of change in the fair value of financial instruments depends on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables, investments held to maturity and other financial liabilities are measured at amortized cost using the effective interest method. Gains and losses upon inception, derecognition, impairment write-downs and foreign exchange translation adjustments are recognized immediately. Transaction costs related to financings will be expensed in the period incurred.

         Upon adoption of Section 3855 the Company designated its cash as held-for-trading, which is measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, loans and advances and long-term debt are classified as other financial liabilities, which are measured at amortized cost. The adoption of this standard had no material affect on the Company's consolidated financial statements.

         NEW ACCOUNTING PRONOUNCEMENTS

         ASSESSING GOING CONCERN

         The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

         FINANCIAL INSTRUMENTS

         The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing,

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         measuring and presenting financial assets and financial  liabilities in
         Section 3855,  Financial  Instruments -  Recognition  and  Measurement,
         Section 3863, Financial Instruments - Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

         The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

         CAPITAL DISCLOSURES

         The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

         The Company is currently assessing the impact of the above new accounting standards on the Company's financial position and results of operations.

         INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

         In 2006 the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011 the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.


3.       ACQUISITION

         On May 11, 2007 the Company, Magellan Holdings and Stargate Solutions Ltd. ("Stargate") entered into a share purchase agreement (the "Share Purchase Agreement") whereby the Company agreed to purchase 100% of the issued and outstanding shares of RPIM (the "RPIM Acquisition"), a company incorporated solely to hold a 100% interest in the shares of RPI. The consideration payable by the Company to Stargate under the Share Purchase Agreement was:

         i) an aggregate US $12,500,000, of which US $6,000,000 was payable on closing (the "Closing"), US $5,000,000 is payable on the first anniversary of Closing, and US $1,500,000 is payable on the second anniversary of Closing; and
         ii) issuance of 12,500,000 common shares of the Company to be issued on Closing.

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



3.       ACQUISITION (continued)

         The Company also agreed to pay DBM Capital Partners Ltd. ("DBM") a finder's fee of US $625,000 cash and 625,000 common shares. The share portion of the finder's fee and US $300,000 of the cash fee was payable on Closing. The balance of the cash finder's fee will be payable as the Company makes the balance of the payments for the RPIM Acquisition.

         As at May 31, 2007 the Company had advanced $226,860 (US $200,000) to RPI, paid $14,257 (US $12,472) in advances to DBM and incurred a total of $162,858 for due diligence and professional fees. These amounts were recorded by the Company as deferred acquisition costs and were included in the cost of the RPIM Acquisition on Closing.

         On July 24, 2007 (the "Effective Date") the Company completed the Closing of the RPIM Acquisition whereby it completed the initial cash payment of US $6,000,000 and issued 12,500,000 common shares, at a fair value of $12,000,000, to Stargate. In addition, the Company paid the initial finder's fee of US $300,000 and issued 625,000 common shares, at a fair value of $600,000, to DBM. See also Notes 6 and 16(a).

         The Company also issued 82,615 common shares, at a fair value of $79,310, to a company controlled by a director of the Company as a bonus for providing a loan of US $500,000 to RPI prior to Closing. The loan was repaid subsequent to the completion of the RPIM Acquisition.

         In addition, as a result of differences in the book value and tax value of the mineral property interests acquired, the Company has recorded a future income tax liability of $8,157,000 with a corresponding amount capitalized to mineral property interests.

         Since RPIM is not considered a business for accounting purposes, the RPIM Acquisition was accounted for effectively as an acquisition of the net assets of RPIM, as summarized in the following table:
                                                                         $

         Cash payments (US $6,300,000)                                6,642,344
         Common shares issued (13,207,615 shares)                    12,679,310
         Debt (US $6,825,000), discounted                             6,278,740
         Acquisition costs                                              444,305
                                                                   ------------
         Net purchase price                                          26,044,699
                                                                   ============

         The assets and liabilities acquired are as follows:
                                                                         $

         Cash                                                             8,399
         Amounts receivable                                              10,024
         Prepaids                                                        50,328
         Deposits and exploration advances                              276,788
         Unproven mineral interests                                  34,717,738
         Equipment                                                       15,306
         Accounts payable and accrued liabilities                      (266,058)
         Loans and advances                                            (610,826)
         Future income tax liabilities                               (8,157,000)
                                                                   ------------
         Net assets acquired                                         26,044,699
                                                                   ============

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



4.       EQUIPMENT
                                                       2008            2007
                                                         $               $

         Mobile and field equipment                     297,546         232,532
         Office furniture and equipment                 199,289          53,278
                                                   ------------    ------------
                                                        496,835         285,810
         Less accumulated amortization                 (168,166)        (60,953)
                                                   ------------    ------------
                                                        328,669         224,857
                                                   ============    ============


5.       UNPROVEN MINERAL INTERESTS

                                                       2008                                            2007
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                         $               $               $               $               $               $

         Russia:
            Souker                   35,352,998       3,946,865      39,299,863               -               -               -
            Tsaga                             -         561,803         561,803               -               -               -
            Uleeta                            -         175,748         175,748               -               -               -
         Kyrgyz Republic:
            Bulakashu                         -               -               -         853,338         437,687       1,291,025
            Eastern Sary Jaz                  -               -               -          96,000         104,819         200,819
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                     35,352,998       4,684,416      40,037,414         949,338         542,506       1,491,844
                                   ============    ============    ============    ============    ============    ============

         (a)      Russia Properties

                  On July 24, 2007 the Company completed the RPIM Acquisition, as described in Note 3, and acquired 100% interest in three nickel-copper sulphide properties in Russia.

                  i)       SOUKER PROPERTY

                           The Souker Property consists of a license (the "Souker License") located in the Pechanga District of Murmansk Oblast, Russia. The Souker License grants the Company the right to explore, develop and produce the deposit subject to the following obligations:

                               - exploration must be completed and a reserve calculation, as defined in the Souker License, submitted to the government for approval no later than December 31, 2009;
                               - submission of mine plans sustaining a production rate of 300,000 tonnes per annum for approval by the government no later than June 30, 2010;
                               - commence mining operation no later than December 31, 2010; and - attain minimum production of 300,000 tonnes per annum no later than December 31, 2011.

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



5.       UNPROVEN MINERAL INTERESTS (continued)

                  ii)      TSAGA PROPERTY

                           The Tsaga Property  consists of a license (the "Tsaga
                           License")  located  in  the  Lovoserky   District  of
                           Murmansk Oblast, Russia.

                  iii)     ULEETA PROPERTY

                           The Uleeta Property consists of a license (the "Uleeta License") located in the Kolsk District of Murmansk Oblast, Russia.

         (b)      Kyrgyz Republic Properties

                  During fiscal 2008, a legal dispute arose regarding the ownership of the Company's Kyrgyz subsidiary which has resulted in uncertainty regarding the validity of the Company's tenureship over its mineral interests held in the Kyrgyz Republic. As at the date of the Auditor's Report the dispute is still unresolved. Although management considers that the dispute is without merit it has determined to write-off all acquisition and deferred costs relating to these mineral interests.

                  i)       BULAKASHU PROPERTY

                           Under prior option agreements the Company had previously earned a 37.5% interest in the Bulakashu Property, located in the Kyrgyz Republic. On August 17, 2007 the Company and Kantanna Company Limited ("Kantanna") entered into an amending agreement pursuant to which the Company issued 375,000 common shares of the Company, at a fair value of $405,000, to Kantanna and Kantanna agreed to forego the aggregate US $1,890,000 remaining expenditure commitment to acquire the remaining 62.5% interest. Kantanna is a private corporation owned by a director of the Company.

                           As at May 31, 2008 the Company recorded a $2,985,693 write-off of acquisition and exploration costs as an impairment charge.

                  ii)      EASTERN SARY JAZ PROPERTY

                           During fiscal 2007 the Company issued 200,000 common shares, at a fair value of $96,000 to Kantanna, as consideration for a 100% interest in certain exploration licenses on the Eastern Sary Jaz Property, located in the northeastern region of the Kyrgyz Republic.

                           As at May 31, 2008 the Company recorded a $428,158 write-off of acquisition and exploration costs as an impairment charge.

                  iii)     TURGELDY PROPERTY

                           On August 25, 2006, the Company entered into a property and option agreement (the "Turgeldy Option") to acquire a 100% interest in all rights and title to the Turgeldy (the "Turgeldy Property"), subject to a 1% net smelter royalty to the optionor. Under the terms of the Turgeldy Option the Company issued 60,000 common shares, at a fair value of $42,000.
                           During fiscal 2007, the Company withdrew from the Turgeldy Option and, accordingly, wrote-off $52,361 in costs.

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



6.       LONG-TERM DEBT
                                                       2008            2007
                                                         $               $

         Due to Stargate                              5,792,756               -
         Due to DBM                                     289,638               -
                                                   ------------    ------------
                                                      6,082,394               -
         Less:  current portion                      (4,792,014)              -
                                                   ------------    ------------
         Non-current portion                          1,290,380               -
                                                   ============    ============


         Long-term debt consists of US $6,500,000 due to Stargate and US $325,000 due to DBM pursuant to the RPIM Acquisition (see Note 3). The debts are unsecured and non-interest bearing with US $5,250,000 due on July 24, 2008 and US $1,575,000 due on July 24, 2009. The fair value of these debts on Closing was $6,278,740 (US $5,943,525) based on a discount rate of 12%. The debts will be accreted to their face values over the term of the debts by recording additional interest costs.
         During fiscal 2008 the Company accreted $635,260 as interest costs, which has been capitalized to unproven mineral interests.

         See also Note 16(a).


7.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

         Issued:                                               2008                            2007
                                                   ----------------------------    ----------------------------
                                                     NUMBER OF        AMOUNT         NUMBER OF        AMOUNT
                                                      SHARES             $            SHARES             $

         Balance, beginning of year                  26,087,630       8,490,285      16,559,017       3,490,004
                                                   ------------    ------------    ------------    ------------
         Issued for cash
         Private placement                           10,500,000      12,600,000       4,000,000       2,000,000
         Exercise of options                             50,000          10,000          50,000          10,000
         Exercise of warrants                         3,517,212       1,522,604       4,674,145       2,523,962
         Exercise of agent's option                           -               -         180,718         130,116
         Issued for unproven mineral
            interests (Note 5)                          375,000         405,000         510,000         345,500

         Issued for finder's fee                              -               -         113,750          56,875
         Issued for corporate finance fee               100,000         120,000               -               -
         Issued for acquisition (Note 3)             13,207,615      12,679,310               -               -
         Reallocation from contributed surplus
         on exercise of stock options                         -          14,750               -          14,750
         Reallocation from contributed surplus
         on exercise of agent's options                       -               -               -          50,185
                                                   ------------    ------------    ------------    ------------
                                                     27,749,827      27,351,664       9,528,613       5,131,388
         Share issue costs                                    -      (1,513,963)              -        (131,107)
                                                   ------------    ------------    ------------    ------------
                                                     27,749,827      25,837,701       9,528,613       5,000,281
                                                   ------------    ------------    ------------    ------------
         Balance, end of year                        53,837,457      34,327,986      26,087,630       8,490,285
                                                   ============    ============    ============    ============

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



7.       SHARE CAPITAL (continued)

         (a) During July 2007 the Company completed a brokered private placement of 10,500,000 subscription receipts (the "Subscription Receipts"), at $1.20 per Subscription Receipt, for gross proceeds of $12,600,000. Each Subscription Receipt was subsequently exchanged, without additional consideration, for one common share of the Company and one-half share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $1.70 per share on or before July 10, 2010. The Company paid the agents cash commissions totalling $945,000 and issued 840,000 warrants. Each warrant entitles the agents to acquire one common share at a price of $1.50 per share on or before July 24, 2009. The Company also paid a corporate finance fee of 100,000 common shares, at a fair value of $120,000, and issued a further
                  100,000 warrants, with each warrant entitling the agent to purchase one common share at a price of $1.70 per share on or before July 10, 2010. The Company also incurred $126,163 in legal, filing fees and other costs associated with the private placement.

                  The fair value of the warrants issued to the agents have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 80%; a risk-free interest rate of 4.51% - 4.54%; and an expected life of 2 years - 3 years. The value assigned to the agents' warrants was $322,800 which has been recorded as share issue costs.

         (b) During June 2006 the Company completed a non-brokered private placement of 4,000,000 units at a price of $0.50 per unit, for gross proceeds of $2,000,000. Each unit comprised one common share and one-half share purchase warrant, with each full warrant entitling the holder to acquire an additional common share at a price of $0.75 per share on or before June 20, 2008.

                  The Company paid finders' fees totalling $56,875 in cash and issued 113,750 units, at a fair value of $56,875. The units issued have the same terms as the units issued under the private placement. The Company also incurred $17,357 costs in legal and filing fees associated with the private placement.
                  A director of the Company and a private company, of which a director of the Company is the principal of the private company, purchased 2,120,000 units.

         (c) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at May 31, 2008 and 2007 and the changes for fiscal 2008 and fiscal 2007 is as follows:

                                                               2008                            2007
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER           PRICE
                                                                         $                               $

                  Balance, beginning of year          5,225,962         0.54          7,779,623         0.48
                  Issued                              6,190,000         1.67          2,147,234         0.75
                  Exercised                          (3,517,212)        0.43         (4,674,145)        0.54
                  Expired                                     -          -              (26,750)        0.78
                                                   ------------                    ------------
                  Balance, end of year                7,898,750         1.47          5,225,962         0.54
                                                   ============                    ============


                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



7.       SHARE CAPITAL (continued)

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's outstanding warrants at May 31, 2008:

                                           EXERCISE
                    NUMBER                   PRICE                 EXPIRY DATE
                                               $

                  1,708,750                   0.75                 June 20, 2008
                    840,000                   1.50                 July 24, 2009
                  5,350,000                   1.70                 July 10, 2010
                  ---------
                  7,898,750
                  =========

         (d) As at May 31, 2008 an aggregate 7,117,515 common shares were held in escrow in accordance with the rules of the TSX Venture Exchange.

         (e)      See also Note 16.


8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a stock option plan (the "Plan") which allows the Company to grant a maximum number of 10,777,000 (2007 - 3,374,000) stock options.

         During fiscal 2008 the Company granted stock options to the Company's directors, employees and consultants to purchase 3,055,000 common shares of which 3,005,000 vested during the year resulting in stock-based compensation expense of $1,193,300. During fiscal 2007 the Company granted 965,000 stock options, of which 482,500 vested in fiscal 2007 resulting in stock-based compensation of $503,400 being recognized in fiscal 2007 and 482,500 vested in fiscal 2008 resulting in additional stock-based compensation expense of $307,876 being recognized in fiscal 2008.

         The fair value of stock options granted to directors, employees and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2008 and 2007:

                                           2008                       2007

         Risk-free interest rate      2.93% - 4.17%              3.97% - 4.08%
         Estimated volatility           82% - 90%                  76% - 82%
         Expected life             0.5 year - 5 years               5 years
         Expected dividend yield            0%                         0%

         The weighted average fair value of stock options granted during the year to the Company's directors, employees and consultants was $0.48 (2007 - $0.45) per option.

         Option-pricing  models  require the use of  estimates  and  assumptions
         including   the  expected   volatility.   Changes  in  the   underlying
         assumptions can materially affect the fair value estimates.

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         A summary of the Company's outstanding stock options at May 31, 2008 and 2007 and the changes for fiscal 2008 and 2007 is as follows:

                                               2008                            2007
                                   ----------------------------    ----------------------------
                                                     WEIGHTED                        WEIGHTED
                                                      AVERAGE                         AVERAGE
                                      OPTIONS        EXERCISE         OPTIONS        EXERCISE
                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                         $                               $

         BALANCE, BEGINNING OF YEAR   3,250,000         0.38          2,435,000         0.22
         GRANTED                      3,055,000         1.22            965,000         0.80
         EXERCISED                      (50,000)        0.20            (50,000)        0.20
         CANCELLED / EXPIRED            (80,000)        0.70           (100,000)        0.79
                                   ------------                    ------------
         BALANCE, END OF YEAR         6,175,000         0.79          3,250,000         0.38
                                   ============                    ============

         The following table summarizes information about the stock options outstanding and exercisable at May 31, 2008:

            NUMBER              NUMBER         EXERCISE
         OUTSTANDING         EXERCISABLE        PRICE        EXPIRY DATE
                                                  $

              75,000              75,000         1.20        December 31, 2008
           2,235,000           2,235,000         0.20        September 14, 2010
             200,000             200,000         1.15        February 8, 2011
             100,000             100,000         0.73        February 17, 2011
             585,000             585,000         0.70        September 14, 2011
             100,000             100,000         0.73        March 14, 2012
             200,000             200,000         1.71        May 18, 2012
             250,000             250,000         1.20        July 3, 2012
             500,000             500,000         1.20        July 24, 2012
             100,000             100,000         1.20        August 4, 2012
           1,830,000           1,780,000         1.20        October 26, 2012
         -----------        ------------
           6,175,000           6,125,000
         ===========        ============

         See also Note 16(b).


9.       CONTRIBUTED SURPLUS

         A summary of the Company's contributed surplus at May 31, 2008 and 2007 and the changes for fiscal 2008 and 2007 is as follows:

                                                       2008            2007
                                                         $               $

         Balance, beginning of year                     625,900         187,435
         Stock-based compensation on stock
            options (Note 8)                          1,501,176         503,400
         Stock-based compensation on agents'
            warrants (Note 7(a))                        322,800               -
         Stock options exercised                        (14,750)        (14,750)
         Agent's options exercised                            -         (50,185)
                                                   ------------    ------------
         Balance, end of year                         2,435,126         625,900
                                                   ============    ============

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



10.      RELATED PARTY TRANSACTIONS

         (a) The Company was charged for services provided by former and current directors and officers of the Company, or corporations controlled by them, as follows:

                                                       2008            2007
                                                         $               $

                  Management                            139,300          82,975
                  Legal                                 125,300          66,393
                  Accounting and administrative          81,000          76,850
                  Professional                          125,555         183,209
                  Investor relations                     40,000               -
                                                   ------------    ------------
                                                        511,155         409,427
                                                   ============    ============

                  Management fees have either been expensed to operations, capitalized to unproven mineral interests, or recorded as share issue costs based on the nature of the expenditure.

                  As  at  May  31,  2008,  $81,504  (2007  -  $86,758)  remained outstanding and was included in accounts payable and accrued liabilities.

                  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

         (b)      See also Notes 3, 5(b), 7(b) and 13.


11.      INCOME TAXES

         Future income tax assets and liabilities of the Company as at May 31, 2008 and 2007 are as follows:
                                                       2008            2007
                                                         $               $
         Future income tax assets

         Loss carry forwards                          1,791,000         926,000
         Other                                          513,000         145,000
                                                   ------------    ------------
                                                      2,304,000       1,071,000
         Valuation allowance                         (2,304,000)     (1,071,000)
                                                   ------------    ------------
         Net future income tax asset                          -               -
                                                   ============    ============

         Future income tax liabilities

         Mineral properties (Note 3)                  8,157,000               -
                                                   ============    ============

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



11.      INCOME TAXES (continued)

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes as follows:

                                                       2008            2007
                                                         $               $

         Income tax rate reconciliation

         Combined federal and provincial
            income tax rate                               33.03%         34.12%
                                                   ============    ============

         Expected income tax recovery                 2,175,400         718,500
         Foreign income tax rate differences           (445,700)              -
         Non-deductible stock-based compensation       (495,800)       (177,600)
         Other                                          332,800          21,400
         Unrecognized benefit of income tax losses   (1,566,700)       (562,300)
                                                   ------------    ------------
         Actual income tax recovery                           -               -
                                                   ============    ============

         As at May 31, 2008, the Company has non-capital losses of approximately $4.4 million and accumulated tax pools of approximately $1.6 million carried forward for Canadian income tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2009 through 2028. The majority of the cumulative tax pools are deducted for tax purposes over the remaining four years.

         Through its subsidiaries the Company also has cumulative losses of approximately $2.6 million which are available to reduce taxable income of the subsidiaries in future years.


12.      SEGMENTED INFORMATION

         The Company operates solely within the mineral exploration industry. The Company's equipment and unproven mineral interests are located geographically as follows:

                                               2008                            2007
                                   ----------------------------    ----------------------------
                                                     UNPROVEN                        UNPROVEN
                                                      MINERAL                         MINERAL
                                     EQUIPMENT       INTERESTS       EQUIPMENT       INTERESTS
                                         $               $               $               $

         Canada                          11,239               -           5,120               -
         Kyrgyz Republic                205,748               -         219,737       1,491,844
         Russia                         111,682      40,037,414               -               -
                                   ------------    ------------    ------------    ------------
                                        328,669      40,037,414         224,857       1,491,844
                                   ============    ============    ============    ============


13.      COMMITMENTS

         (a) The Company has signed a Vancouver office premise lease for approximately $11,000 per month, commencing April 15, 2008, and expiring April 30, 2013. The Company's lease costs may be reduced due to recoveries through sub-leases. During fiscal 2008, the Company has been reimbursed $8,374 for rent.

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



13.      COMMITMENTS (continued)

         (b) Effective June 1, 2008, the Company entered into an employment agreement with the new President of the Company. Pursuant to the terms of the agreement, the President will be paid an initial salary of $20,000 per month plus health benefits coverage for a term of five years, renewable thereafter for a further five year term. The Company has also agreed to grant the President stock options to purchase 1,000,000 common shares of the Company.

                  The employment agreement may be terminated by the President, with three months notice. If the Company dismissed the President without cause, the President will be entitled to six months pay in lieu of notice.


14.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities and loans and advances due to their relative short periods to maturity. The fair value of long-term debt has been determined based on management's estimate.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.


15.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during fiscal 2008 and 2007 are as follows:

                                                                       2008            2007
                                                                         $               $

         Financing activities

         Issuance of common shares for unproven mineral interests       405,000         345,500
         Issuance of common shares for corporate finance fee            120,000               -
         Issuance of common shares for finder's fees                          -          56,875
         Issuance of common shares on exercise of stock options          14,750          64,935
         Issuance of common shares for RPIM                          12,679,310               -
         Contributed surplus                                            308,050         (64,935)
         Share issue costs                                             (442,800)        (56,875)
         Debt issued on acquisition                                   6,278,740               -
         Accretion of discount on debt                                  635,260               -
                                                                   ------------    ------------
                                                                     19,998,310         345,500
                                                                   ============    ============

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



15.      SUPPLEMENTAL CASH FLOW INFORMATION (continued)

                                                       2008            2007
                                                         $               $

         Investing activities

         Deferred acquisition costs                     530,891        (126,916)
         Additions to unproven mineral interests    (29,084,299)       (345,500)
         Future income tax liabilities                8,157,000               -
                                                   ------------    ------------
                                                    (20,396,408)       (472,416)
                                                   ============    ============
         Operating activity

         Increase in accounts payable and
            accrued liabilities                         398,098         126,916
                                                   ============    ============

         Other supplemental cash flow information:
                                                       2008            2007
                                                         $               $

         Interest paid in cash                                -               -
                                                   ============    ============

         Income taxes paid in cash                            -               -
                                                   ============    ============


16.      SUBSEQUENT EVENTS

         (a) On July 16, 2008 the Company completed a non-brokered private placement of 33,333,334 units, at a price of $0.30 per unit, for gross proceeds of $10,000,000. Each unit comprised one common share and one-half share purchase warrant, with each full warrant entitling the holder to acquire an additional common share at $0.45 per share on or before July 15, 2010. The Company paid a finder's fee of $250,000 in cash and issued 833,334 common shares in respect of the private placement.

                  The Company subsequently repaid the current portion portions of long-term debt of $5,063,500 (US $5,000,000) to Stargate and $253,175 (US $250,000) to DBM.

         (b) Subsequent to May 31, 2008, the Company granted stock options to its directors, officers. employees and consultants to purchase 3,100,000 common shares of the Company at a price of $0.36 per share, expiring July 24, 2013.

         (c) On June 20, 2008 warrants to purchase 1,708,750 common shares, at a price of $0.75 per share, expired without exercise.

                                                                      SCHEDULE I

                                KOLA MINING CORP.
                        (FORMERLY CENTRASIA MINING CORP.)
               CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007


                               ---------------------------------------------------------------------------------   -----------
                                                                      2008                                             2007
                               ---------------------------------------------------------------------------------   -----------
                                               RUSSIA                     KYRGYZ REPUBLIC
                               ---------------------------------------   -------------------------
                                                                                          EASTERN
                                  SOUKER        TSAGA         ULEETA      BULAKASHU      SARY JAZ       TOTAL         TOTAL
                                    $             $             $             $             $             $             $

BALANCE - BEGINNING OF YEAR              -             -             -     1,291,025       200,819     1,491,844       803,386
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
EXPENDITURES

EXPLORATION COSTS

Access roads                             -             -             -             -        43,832        43,832             -
Drilling                         1,835,197       254,429             -       737,888             -     2,827,514        69,765
Ecology                            148,013         1,196             -             -             -       149,209             -
Exploration site costs             157,782         6,165         3,059         5,358         7,822       180,186        11,510
Field supplies                           -             -             -         2,247         1,578         3,825         1,823
Fuel                                     -             -             -        24,772         5,262        30,034        40,294
Geological                         266,567             -             -       227,839        13,521       507,927        21,865
Geophysics                           6,189       297,429        19,440        79,594             -       402,652        42,210
Laboratory and sampling            258,796         2,584         7,266       117,951        13,656       400,253        46,250
Mapping                                  -             -             -             -             -             -        13,860
Production management              115,598             -             -             -             -       115,598             -
Repair and maintenance                   -             -             -         8,306           606         8,912         3,672
Salaries and benefits                    -             -             -        81,815       135,241       217,056       132,697
Surveying                                -             -       145,983             -             -       145,983             -
Topography                         549,412             -             -             -             -       549,412             -
Travel                                   -             -             -         3,898         2,822         6,720        11,373
Trenching                                -             -             -             -         2,999         2,999             -
VAT tax                            609,311             -             -             -             -       609,311             -
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                 3,946,865       561,803       175,748     1,289,668       227,339     6,201,423       395,319
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
ACQUISITION COSTS

Acquisition of RPI (Note 3)     34,717,738             -             -             -             -    34,717,738             -
ssuance of common shares                 -             -             -       405,000             -       405,000       345,500
Accretion of debt                  635,260             -             -             -             -       635,260             -
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                35,352,998             -             -       405,000             -    35,757,998       345,500
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                39,299,863       561,803       175,748     1,694,668       227,339    41,959,421       740,819
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE BEFORE WRITE-OFF        39,299,863       561,803       175,748     2,985,693       428,158    43,451,265     1,544,205

WRITE-OFF                                -             -             -    (2,985,693)     (428,158)   (3,413,851)      (52,361)
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
BALANCE - END OF YEAR           39,299,863       561,803       175,748             -             -    40,037,414     1,491,844
                               ===========   ===========   ===========   ===========   ===========   ===========   ===========

                                KOLA MINING CORP.
                       (FORMERLY CENTRASIA MINING CORP.)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                         FOR THE YEAR ENDED MAY 31, 2008




BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at September 29, 2008 and should be read in conjunction with the audited consolidated financial statements and the accompanying notes for the years ended May 31, 2008 and 2007, of Kola Mining Corp. ("Kola" or the "Company"). Those consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

CHANGE OF NAME

The Company currently is a reporting issuer in British Columbia and Alberta. Effective March 26, 2008 the Company changed its name from Centrasia Mining Corp. to Kola Mining Corp. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "KM", the Frankfurt Stock Exchange Open Market under the trading symbol "C8M" and on the OTCBB under the symbol "CTMHF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

COMPANY OVERVIEW

The Company is a junior mineral exploration company which was actively engaged in fiscal 2008 in the acquisition, exploration and development of mineral properties located in Kyrgyz Republic and Russia.

On May 11, 2007 the Company entered into a share purchase agreement to acquire a 100% interest in the Souker Nickel-Copper deposit, and the Uleeta and Tsaga Nickel-Copper exploration properties (collectively the "Russian Properties") for initial payments of US $6,000,000 and 12,500,000 shares of Kola, with cash payments of an additional US $5,000,000 in 2008 and US $1,500,000 in 2009. On July 24, 2007 the Company announced that it had successfully completed the transaction and acquired a 100% interest in the Russian Properties through the acquisition of a Cyprus-registered company which owns a Russian-registered company which owns the Russian Properties. Kola made the initial cash payment of US $6,000,000 and issued 12,500,000 shares of Kola to the vendor, Stargate Solutions Limited ("Stargate"). An initial finders/success fee of US $300,000 cash plus 625,000 shares has been paid to DBM Capital Partners Ltd. ("DBM"). The balance of the cash finders/success fee of US $325,000 will be payable as the Company makes the balance of the loan payments. All of the shares issued for the acquisition and to DBM are subject to an escrow agreement pursuant to which the shares will be released from escrow in the normal course over a period of eighteen months.

Subsequent to May 31, 2008, the Company paid US $5,000,000 of its long-term debt and US$250,000 of its finders/success fee.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

MANAGEMENT AND BOARD CHANGES

On December 21, 2007 the Company appointed Mr. Cary Pinkowski as Chairman of the Board. Mr. Pinkowski has over 18 years of experience in North American and EU capital markets focused on natural resource and mining industries. He brings a history of achievement from his years with Canaccord Capital, and is the founder and Chairman of CP Capital Group and founder of Entree Gold, Inc.

On March 13, 2008 Mr. Doug Turnbull resigned the position of President and CEO and Mr. Cary Pinkowski, Chairman, was appointed as President and CEO. Mr. Turnbull remains as a director of the Company.

On June 1, 2008, Mr. Pinkowski resigned as President and CEO and Mr. Igor A. Kovarsky, was appointed President, Director and Chief Executive Officer of the Company. Mr. Pinkowski remains Chairman of the Board of Directors.

Mr. Kovarsky has almost 30 years of experience in the construction and mineral sectors in exploration, engineering, development and operations. Since 1992, he worked with Centerra Gold Inc. and Cameco Gold in various roles including Director and Vice-President, Government Affairs & Business Development. Mr. Kovarsky worked for 15 years with various organizations in the former Soviet Union, including the Moscow regional government as Chief of the Construction Department. Mr. Kovarsky spent years cultivating extensive relationships with the most influential decision-makers at all levels of government in the former Soviet Union, Central Asia, Mongolia and North America. Mr. Kovarsky received his Masters in Civil/Structural Engineering from Moscow Technical University
(MADI) in 1980, and Diploma in Foreign Relations & International Politics from Moscow Political University in 1985. He completed the Queen's Strategy Program at Queen's School of Business, Queen's University, Canada in 2005, and the Ivey Leadership Program at Richard Ivey School of Business, University of Western Ontario, Canada in 2004. He is a member of the Prospectors and Developers Association of Canada. He was made an Honorary Miner of Kyrgyz Republic and Mongolia in 1998 and 2004 respectively.

EXPLORATION UPDATE

In July 2007, the Company acquired 100% of the issued and outstanding shares of R.P.I.M. Minerals Ltd. ("RPIM"), a company incorporated solely to hold a 100% interest in the shares of a private Russian Company, Zao Rudprominvest ("RPI") and its three Exploration Licenses, the Souker nickel-copper sulphide deposit, the Uleetaozerskaya ("Uleeta") nickel-copper-platinum group metal license, and the Tsaginksi ("Tsaga") nickel-platinum group metal exploration licenses. Kola's exploration programs are carried out under the supervision of Mr. Wiliam Tafuri,
P. Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101. Mr. Tafuri has prepared and reviewed the technical information presented in this MD&A.

RUSSIA

SOUKER PROJECT

On May 11, 2007 the Company announced that it had signed a share purchase agreement to acquire three Russian Properties. The transaction was completed on July 24, 2007. See "Company Overview" for details of the transaction.

Souker is located approximately 180 kilometers west of Murmansk in the Kola Peninsula of northwestern Russia. The main highway from Murmansk to the Norwegian border lies on the north edge of the property. Graded gravel roads give access to the center of the property and there is excellent access to power, water and a local work force. Two Norilsk-owned nickel smelters are located 12 kilometers to the west of the property in the town of Nickel, and 14 kilometers to the east of the property in the town of Zapolyarny.

The Souker Deposit was discovered in 1947 and sporadically drilled from 1950 until 1982. In 1985, a Soviet classified resource was calculated using 0.3%, 0.4%, 0.5% Ni cutoff grades to the maximum drilled depth of 1,000 meters. The details of the estimate are tabulated below.

                   RESULTS OF THE SOVIET RESOURCE CALCULATIONS
--------------------------------------------------------------------------------
                                           AVERAGE GRADE         METAL RESERVES,
 NICKEL       SOVIET          ORE                %                   X1000 T.
CUT OFF      RESOURCE      RESERVES,     ----------------       ----------------
GRADE, %     CATEGORY       X1000T.      NI            CU       NI            CU
--------------------------------------------------------------------------------

  0.3           C2          71,788       0.39        0.13       283.4       92.2
                P1         107,338       0.37        0.14       395.0      151.0
            --------------------------------------------------------------------
               C2+P1       179,126       0.38        0.13       678.4      243.3
--------------------------------------------------------------------------------
  0.4           C2          14,611       0.55        0.22        80.4       32.4
                P1          28,082       0.46        0.20       129.4       54.8
            --------------------------------------------------------------------
               C2+P1        42,693       0.49        0.20       209.8       87.2
--------------------------------------------------------------------------------
  0.5           C2           6,444       0.68        0.28       436         18.2
                P1           4,818       0.63        0.31        30.2       14.8
            --------------------------------------------------------------------
               C2+P1        11,262       0.65        0.29        73.9       31.0
--------------------------------------------------------------------------------

The Company cautions investors that the Soviet classified resources are not NI 43-101 compliant and that CIMM and JORC resource categories do not directly conform to, nor recognize the Soviet C2, P1, P2 and P3 resource categories. A Qualified Person as defined by NI 43-101 has not done sufficient work to classify the historical estimates as current mineral resources and the historical estimates should not be relied upon.

Upon closing of the acquisition of the Souker Deposit, Kola implemented a drill program to verify and convert the historic Soviet resource to a NI 43-101 compliant resource. The previous operator had initiated a drill program designed to infill the historic soviet resource on 100 meter centers in order to convert the historic estimate from a C2 to C1 category. The Company modified this program so that the ore body will be drilled at spacing sufficient to convert the historic estimate into either CIMM or JORC compliant resource categories.

A NI 43-101 compliant resource has been estimated for the Souker project of 103,000,000 tonnes at a grade of 0.26% Ni and 0.06% Cu classified as Indicated Mineral Resources and an additional 261,000,000 tonnes at a grade of 0.24% Ni and 0.06% Cu classified as Inferred Mineral Resources, containing a combined indicated and inferred resource of 1.977 billion pounds (898,000 tonnes) of nickel metal. SRK Consulting (Canada) Inc. audited the resource prepared by Kola Mining Corp. and completed the NI 43-101 Technical Report on July 25, 2008. A summary of the resource report follows:

The Mineral Resource Statement for the project in the table below is based on an open pit optimization that utilized a nickel price of US $8.00/lb, a 70% metallurgical recovery, and a smelter payable of 70%. Copper was not used in the pit optimization.

TABLE 1. MINERAL  RESOURCE  STATEMENT*  FOR THE  SOUKER  NICKEL-COPPER  DEPOSIT,
         MURMANSK OBLAST, RUSSIAN FEDERATION, SRK CONSULTING, JUNE 10, 2008.

--------------------------------------------------------------------------------
                                              GRADE CONTAINED METAL
RESOURCE                           ---------------------------------------------
CLASSIFICATION      QUANTITY       NICKEL   COPPER      NICKEL        COPPER
                 (MILLION TONNES)    %         %     (MILLION LBS) (MILLION LBS)
--------------------------------------------------------------------------------

INDICATED +            103          0.26      0.06         590          132
INFERRED +             261          0.24      0.06       1,387          346
--------------------------------------------------------------------------------
* Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. The cut-off grades are based on metal price assumptions of US $8.00 per pound of nickel, and a metallurgical recovery of seventy percent for nickel, 70% smelter payable, unit mining costs US$1.75 per tonne, processing cost US$7.00 per tonne, G and A US$1.20, slope angle 50 degrees. Copper was not used in the pit optimization.

+ Reported at a cut-off grade of 0.131% Nickel contained within a potentially economic open pit.

Data used for this estimate included past Soviet era drilling and all finalized drilling results from the 2007-2008 Kola drill programs up until May 15, 2008. These data have been audited by SRK in accordance with "CIM Estimation of Mineral Resources Best Practices Guidelines." The resource model was interpolated using ordinary kriging with all of the assay data available. The drilling data is summarized below.

TABLE 2. SUMMARY OF DATA  PROVIDED BY KOLA  MINING FOR THE SOUKER  NICKEL-COPPER
         DEPOSIT, RUSSIAN FEDERATION, AS OF MAY 15, 2008.

--------------------------------------------------------------------------------
                             NO. OF   DRILLED     ASSAYED FOR NI  ASSAYED FOR CU
DRILLING PERIOD               HOLES    METRES         METRES          METRES
--------------------------------------------------------------------------------
Soviet, 1970's and 1980's       97    27,989.6        6,978.3          6,975.0
Kola, 2007-2008                 68     8,630.3        8,168.4          7,965.8
--------------------------------------------------------------------------------
TOTAL                          165    36,619.9       15,146.7         14,940.8
--------------------------------------------------------------------------------

Assay values in the intervals reported were remarkably consistent, none of the averages were unduly influenced by higher grade intervals.

The mineralized intervals reported above were all associated with disseminated sulphide mineralization (pentlandite, chalcopyrite, and pyrrhotite) within layered, medium to coarse grained peridotite and pyroxenite. The hosting stratigraphy dips variably to the south. The ore body outcrops at surface and has excellent geometry for open pit mining.

The Company continues to make steady progress toward completion of the Russian feasibility study (TEO Konditsiy) and the Russian resource calculation with an expected completion date of December 2008. Assay results for this year's spring/summer drilling program since the completion of the drill holes included in the Company's 43-101 Resource estimate are illustrated below. These holes were not included in the resource calculation. The results from the latest drilling are consistent with the orebody model developed to date. Results of the drill program will be incorporated into new resource estimates, mine plans and feasibility updates at appropriate intervals. It is expected that the final average grade of the deposit that will be submitted to the Russian Federation for registration will exceed the average grade indicated in the most recent 43-101 technical report.

--------------------------------------------------------------------------------
HOLE                 FROM            TO               LENGTH                NI
 ID                  (M)             (M)                (M)                 (%)
--------------------------------------------------------------------------------
no-17                67.8            93.3              25.5                0.38
no-33                 2.4           185               182.6                0.30
no-44                 2.7            47.5              44.8                0.36
no-84               226.9           253.1              26.2                0.47
no-84                28.9           259.2             230.3                0.28
cp-87               205             335               130                  0.30
no-92               216             276                60                  0.58
no-92               128             276.9             148.9                0.40
no-93               196             312               116                  0.30
no-97                97             120                23                  0.31
no-97               233             248                15                  1.25
no-97               182             251                69                  0.28
--------------------------------------------------------------------------------

In addition to the infill drilling this year, two hydrological test wells have been completed and monitoring equipment has been installed. Five geotechnical holes for infrastructure planning and pit design have been completed. Preliminary metallurgical and rock mechanics test work is in progress. In addition to completing metallurgical test work in Russia, the Company will be shipping an ore sample to SGS Laboratories in Ontario, Canada for further metallurgical evaluation.

A preliminary two-stage engineering and ecological study has been completed at Souker, resulting in the collection of data and implementation of environmental monitoring programs. This data will be included into an EIA (Environment Impact Assessment) in accordance with Western standards. Environmental monitoring has been in place for one year and will remain in place through the potential development of the Souker Deposit. The conclusion from the preliminary report indicated that future development and production from the Souker deposit will not have an additional, negative impact on the existing environment. A positive conclusion was made with regard to the socio-economic impact the potential development of the Souker Deposit would have on the Pechenga region.

TSAGA PROJECT

The Tsaga Project is located in the Lovoserky district of the Murmansk oblast from 110 to 150 km west of the city of Apatity. The license is held by RPI and it is for exploration and development of Cu, Ni, and platinum group metals. The license covers an area of 1970 square km. The 2008 work obligation of 1,000 m of drilling and 10 square km of geophysics has been met; 1,000.7 meters of drilling has been done; 150 line km of geophysics consisting of IP, resistivity, and magnetic has been done over an area larger than 10 square km; and 720 geochemical samples have also been collected and analyzed. Assay results from the drilling are not yet complete.

ULEETA PROJECT

The Uleeta Project is located in the Kolsk district of the Murmansk oblast about 60 km southwest of the city of Kola. The license is held by RPI for exploration and development of Ni and platinum group metals. The license covers an area of
202.5 square km. The 2008 work commitment is for 1,500 m of drilling and geophysics covering 10 square km has been partially met. The geophysics has been completed and the drilling will be done in the late fall. 159 line km of geophysics, covering more than 10 square km in area, consisting of IP, resistivity and magnetic has been completed.

KYRGYZSTAN

BULAKASHU PROJECT

The Company has become aware that there is a dispute concerning the ownership of its Kyrgyz subsidiary. The Company's principal focus remains on the development of the Souker Deposit and other exploration properties in Russia. The Company's properties held by its Kyrgyz subsidiary, including the Bulakashu Project, are early stage exploration projects. Management has retained legal counsel to deal with this matter and intends to vigorously defend the interests of the Company. The Company has elected to suspend all operations and exploration activities on the Bulakashu Project and the other projects in the Kyrgyz Republic until it has resolved any potential land tenure issues resulting from the dispute. This would include compilation or review of all exploration results from the 2007 exploration program.

On October 5, 2006 the Company released results from a continuous sequence of 1 metre chip samples collected along a newly constructed drill road at Severny. Of the 81 new sample results from the road cut, four samples assayed greater than
5.0 g/t Au, 32 samples assayed greater than 1.0 g/t Au and 44 of the 81 samples assayed greater than 0.5 g/t Au. Within this series, one mineralized interval assayed 2.27 g/t Au over 48 metres, including 1 metre intervals of 10.5 g/t Au,
7.85 g/t Au, 6.61 g/t Au and 6.64 g/t Au. Copper results from these samples were weakly anomalous with 22 of the 48 samples assaying greater than 100 ppm copper. A total of 850 samples have been collected and assayed from Severny during the 2006 exploration program. Assays received range from nil to 4.5% Cu and up to
37.7 g/t Au.

During the summer of 2006, a 15 kilometre, dipole-dipole induced polarization ("I.P.") survey was completed over Severny and Karabulak. The interpretation of the results defined a zone of conductivity at Severny that remains open to the north and northeast, approximately 50 to 100 metres from surface. A very strong northwest trending, linear resistivity anomaly was identified on the southwest side of the Severny Prospect area, where surface sampling returned gold values ranging from nil to 37.7 g/t Au over one metre. At Karabulak, the I.P. survey identified a northwest dipping resistivity anomaly coincident with the WSW trending, NNW dipping, silicified quartz stockwork zone exposed on surface. The resistivity anomaly indicates that the quartz stock work zone remains open to the northeast and southwest and is open at depth on the middle and western most lines, suggesting that the quartz stockwork zone exposed on surface extends at least 200 metres down dip. In addition to the I.P. survey, a total of 52 chip samples were collected from the possible extensions to the known surface mineralization at Karabulak, with results ranging from nil to 1.68 g/t Au.

Based on favourable results from the 2006 summer exploration program at Severny and Karabulak, Kichi Too Co., a local drilling and mining contractor, was contracted to complete a 2,000 metre drill program that would test targets, based on surface mineralization and associated IP anomalies. Drilling was originally scheduled to commence at Severny in September. However the arrival of the Kichi Too Co.'s drill rig and crew was delayed until mid-December. Due to the late start, severe winter conditions and avalanche hazards associated with the terrain at Severny, only one of the six proposed drill sites (SV06-01) was completed and the remainder of the proposed drill program was postponed until the spring of 2007.

Drill hole SV06-01 intersected a broad zone of gold mineralization hosted in an alternating sequence of propylitically altered andesite and granodiorite. The mineralized interval returned an average grade of 1.15 g/t gold and anomalous copper mineralization over 50.5 metres. Drill hole SV06-01 is a vertical hole, drilled to a depth of 250 metres and collared within the southeastern portion of a 1arge 1km x 2 km zone of conductivity defined by the I.P. survey completed at Severny in the fall of 2006.

--------------------------------------------------------------------------------
 DRILL              FROM         TO         INTERVAL           AU          CU
  HOLE               (m)         (m)          (m)             (g/t)       (ppm)
--------------------------------------------------------------------------------

SV06-01*              33         83.5         50.5**          1.15         132
--------------------------------------------------------------------------------
Including             48         52            4.0            5.86         248
--------------------------------------------------------------------------------
Including             49         50            1.0           11.50         581
--------------------------------------------------------------------------------

* Subsequent to the release for the results for drill hole SV06-01, the drill hole was re-named SV06-06.
** There is insufficient information to determine whether this interval represents true width

Within the mineralized interval reported above, two samples assayed greater than
5.0 g/t Au, 17 samples assayed greater than 1.0 g/t Au and 34 samples assayed greater than 0.50 g/t Au. Several, sporadic intervals (1 - 3 metres) of gold mineralization were also intersected from surface to 33 metres. Assays for these intervals ranged from 0.10 g/t Au to 3.94 g/t Au. Surface chip sampling at Severny last fall returned a mineralized interval of 2.27 g/t Au over 48 metres within silicified andesite along a newly exposed road cut approximately 320 metres east of drill hole SV06-01. The silicified andesite intersected in this trench and in drill hole SV06-01 is similar in appearance to the altered andesite encountered in the previous drilling and trenching at the Karabulak Prospect, 1.2 kilometres to the south.

In February 2007, the Company contracted Dick Fox of Practical Geophysics, Spring Creek Nevada, to provide a detailed, comprehensive interpretation of all ground geophysical data collected to date from the Severny and Karabulak Prospects on the Bulakashu Project. The interpretation was used to finalize drill targets for the summer of 2007. A total of approximately 6,000 metres of drilling has been proposed to test targets at Severny and Karabulak. The Company has contracted EDCO Drilling, a wholly owned subsidiary of TVI Pacific Inc., to provide two core rigs to conduct the year's drill program. Kichi Too Co. was also mobilized to the site with two drill rigs to complete the drilling they were contracted to do last year. They were also contracted to build drill access roads, some of which required drilling and blasting.

During the second week of May, 2007 the Company initiated its 2007 exploration and drill program on the Bulakashu Property with the opening of the site camp, the arrival of two drill rigs from Kichi Too Co. and commencement of the regional reconnaissance program. Due to delays in receiving all of the permits to operate in Kyrgyzstan the two EDCO diamond drill rigs and drill crews were not in a position to commence drilling as planned on June 1, 2007 and ultimately did not commence drilling until the last week of August 2007 because of this delay the Company retained Kichi Too Co. to continue drilling past the amount specified in their contact. Although production from the Kichi Too drills has been slow, it was essential to retain their services until the Company was certain the EDCO was going to receive the necessary permits from the Kyrgyz government and thus insure that this year's program would be completed. EDCO received all necessary permits and commenced drilling with two rigs at the end of August 2007. Since Severny is the highest priority prospect on the property, a decision was made to delay the drilling on Karabulak until 2008 and keep all four drill rigs (2 EDCO and 2 Kichi Too co.) active at Severny so as much drilling as possible could be completed at Severny.

Due to winter conditions the Company completed its 2007 drill program at the Severny Prospect at the end of October. A total of 4,405 meters was completed in 19 holes. Based on favourable exploration results from the 2006 exploration programs carried out on the Severny and Karabulak prospects on the Bulakashu property, the Company originally planned to carry out a 6,000 meter drill program on both prospects, the bulk of which would be carried out on the Severny Prospect. The Company initiated the 2007 drill campaign with 2 drill rigs that were later joined by two more drill rigs in August of 2007. Due to mechanical problems with heavy equipment (drills and bulldozers) and poor drill rigs, bull dozers and poor production, only 19 drill holes, totaling 4,405 meters of the proposed 6,000 meter program, were completed, entirely at Severny. Assay results are still pending for some of the drill holes completed to date. Once received, a compilation and interpretation of the drill results form the 2007 drill campaign will be used to plan exploration activities for 2008.

The drilling at Severny was conducted at 200 metre centers along NE-SW trending fences designed to test IP-resistivity anomalies and associated surface gold mineralization identified in the fall of 2006. Hole SV07-07 was drilled to a depth of 296 metres, intersecting sporadic gold mineralization and quartz-sericite-pyrite alteration ("QSP") throughout most of the hole. Hole SV07-08, 200m to the southwest of Hole SV07-07, was drilled to a depth of 501 metres, intersecting strengthening QSP alteration and gold mineralization over wider intervals. Hole SV07-09 was drilled to a depth of 320 metres, under a road cut where a surface rock chip sample returned 48m of 2.27 g/t gold. Hole SV07-09 intersected two distinct, broad zones of gold mineralization and associated intense QSP alteration. The mineralized intervals are separated by post mineral, unaltered andesite dikes. The mineralization and alteration vectors point toward the southwest where last year's rock chip surface sampling encountered gold values ranging from 0.14 g/t up to 37.7 g/t in QSP altered greenstones. The drill holes are not being completed in sequential order, and the table below shows the significant drill intercepts as of September 20, 2007.

--------------------------------------------------------------------------------
HOLE                AZIMUTH/DIP      FROM        TO        INTERVAL        AU
                                   (metres)    (metres)    (metres)       (g/t)
--------------------------------------------------------------------------------

SV07-07                 0/90          54          61           7          1.07
--------------------------------------------------------------------------------
SV07-08                 0/90          34          35           1          6.86
                                     101         118          17          0.53
                                     128         136           8          0.68
                                     151         163          12          0.60
                                     171         177           6          1.20
                                     188         195.4         7          0.74
--------------------------------------------------------------------------------
SV07-09                 0/90           1          44          43          1.49*
     including                         1          12          11          2.46
     including                        17          25          12          2.31
                                      92         149          47          1.38**
     including                        92          97           5          2.80
     including                       100         109           9          2.10
     including                       114         118           4          2.45
     including                       126         133           7          2.36
--------------------------------------------------------------------------------

* Interval contains 4 samples with gold analyses greater than 3.0 g/t Au (8.63, 4.58, 4.47 and 5.19 g/t Au)
** Interval contains 6 samples with gold analyses greater than 3.0 g/t Au ( 8.69, 3.69, 3.49, 3.84, 3.67, and 4.26 g/t Au)


In addition to drilling, additional ground magnetic and IP/resistivity geophysical surveys have been conducted in the Bulakashu River basin to the west of Severny where extensions of the Severny structures and alteration halos were found. Preliminary results are encouraging and the pattern of magnetic lows, probably caused by magnetite destruction, are coincident with IP chargeability highs, probably caused by sulfidation, and are the same as found at Severny. The final interpretation and report is in progress.

EASTERN SARY PROJECT

Based on favourable results from the 2006 exploration program at the Eastern Sary Project, the Company carried out a small follow-up exploration program consisting of surface prospecting and mapping. The Company has completed the 2007 exploration program. Due to the above mentioned legal reasons the field program for 2008 has been suspended.

DISPUTE

During fiscal 2008 the Company was made aware of a legal dispute concerning the ownership of Bulakashu Mining Company Ltd. ("BMC") the Company's Kyrgyz subsidiary. BMC holds the interests in the Bulakashu and Eastern Sary Jaz properties. Due to the ongoing legal dispute and the Company's focus on the Souker Project, as at May 31, 2008, the Company has determined to cease exploration activities in Kyrgyzstan and, accordingly, recorded a $3,413,851 write-off of all of its unproven mineral interest costs pertaining to its Bulakashu and Eastern Sary Jaz properties.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                                   --------------------------------------------
                                                YEARS ENDED MAY 31,
                                   --------------------------------------------
                                       2008            2007            2006
                                         $               $               $
                                   ------------    ------------    ------------
OPERATIONS:

Revenues                                    Nil             Nil             Nil
Expenses                             (4,102,354)     (1,949,793)     (1,194,486)
Other items                          (2,483,871)        (86,276)        (12,181)
Net income (loss)                    (6,586,225)     (2,036,069)     (1,206,667)
Basic and diluted earnings
   (loss) per share                       (0.13)          (0.10)          (0.10)
Dividends per share                         Nil             Nil             Nil
                                   --------------------------------------------

                                   --------------------------------------------
                                                YEARS ENDED MAY 31,
                                   --------------------------------------------
                                       2008            2007            2006
                                         $               $               $
                                   ------------    ------------    ------------

BALANCE SHEET:

Working capital (deficiency)         (4,612,942)      3,381,371       1,153,009
Total assets                         41,611,457       5,843,162       2,254,424
Total long-term liabilities           1,290,380             Nil             Nil
Future income tax liabilities         8,157,000             Nil             Nil
                                   --------------------------------------------

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                            -------------------------------------------------   -------------------------------------------------
                                               FISCAL 2008                                         FISCAL 2007
                            -------------------------------------------------   -------------------------------------------------
                             MAY 31/08    FEB 29/08    NOV 30/08    AUG 31/07    MAY 31/07    FEB 28/07    NOV 30/06    AUG 31/06
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                      (634,263)    (663,753)  (1,960,313)    (844,025)    (217,061)    (836,676)    (546,706)    (349,350)
Other Items                 (3,051,790)     137,019      399,920       30,980      (63,832)     (35,321)       3,504        9,373
Net income (loss)           (3,686,053)    (526,734)  (1,560,393)    (813,045)    (280,893)    (871,997)    (543,202)    (339,977)
Basic and diluted earnings
   (loss) per share              (0.07)       (0.01)       (0.03)       (0.02)       (0.01)       (0.04)       (0.03)       (0.02)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital(deficiency) (4,612,942)  (2,491,894)  (1,044,669)     128,417    3,381,371    2,298,846      273,665      770,012
Total assets                41,611,457   46,450,827   47,247,472   46,525,762    5,843,162    3,971,122    1,832,768    1,892,855
Total long-term liabilities  1,290,380    1,543,185    1,576,260    1,663,830          Nil          Nil          Nil          Nil
Future income tax
   liabilities               8,157,000    8,700,000    8,700,000    8,700,000          Nil          Nil          Nil          Nil
                            -------------------------------------------------   -------------------------------------------------


RESULTS OF OPERATIONS

THREE MONTHS ENDED MAY 31, 2008 COMPARED TO THREE MONTHS ENDED MAY 31, 2007

During the three months ended May 31, 2008 (the "2008 Quarter") the Company reported a loss of $3,686,053, compared to a loss of $280,893 for the three months ended May 31, 2007 (the "2007 Quarter"), an increase in loss of $3,405,160. The primary factors for the fluctuation were the write-off of unproven mineral interests at the end of the 2008 Quarter, an increase in activities during the 2008 Quarter and partially offset by foreign exchange gain on long-term debt. See "Exploration Update - Kyrgyzstan - Dispute".

YEAR ENDED MAY 31, 2008 COMPARED TO YEAR ENDED MAY 31, 2007

During fiscal 2008, the Company recorded a loss of $6,586,225 ($0.13 per share) compared to a loss of $2,036,069 ($0.10 per share) for fiscal 2007, an increase in loss of $4,550,156. The increase in the loss in fiscal 2008 is mainly attributed to the write-off of unproven mineral interests, increased activities in fiscal 2008 as a result of increased staffing, and the increase in non-cash stock-based compensation in fiscal 2008, which was partially offset by foreign exchange gain on long-term debt.

General and administrative expenses of $4,102,354 were incurred during fiscal 2008, an increase of $2,152,561, from $1,949,793 in fiscal 2007. Specific expenses of note during fiscal 2008 are as follows:

     - accounting and administrative fees of $81,000 (2007 - $76,850) were charged by Chase Management Ltd. ("Chase"), a private company controlled by Mr. Nick DeMare, a director of the Company;
     - legal fees of $160,779 (2007 - $63,021) were incurred for services provided in preparing and reviewing property agreements and on-going legal matters;
     - the Company incurred travel costs of $550,977 (2007 - $284,729) for review of potential property acquisitions in Central Asia, Russia and Eastern Europe, numerous Company site visits and participation in several international investment conferences;
     - management fees totalling $139,300 (2007 - $82,975) was paid to Mr. Douglas, Turnbull, the former President of the Company, for his full-time services, of which $95,169 (2007 - $46,214) has been expensed as management fees and $44,131 (2007 - $36,761) has been capitalized to unproven mineral interests;

     - office expenses increased by $182,931 from $122,551 in fiscal 2007 to $305,492 in fiscal 2008. The increase is attributed to expenses required to maintain offices in Canada, Kazakhstan, Kyrgyz Republic and Russia;
     - audit fees of $39,116 (2007 - $16,456) were incurred for the audit of the 2007 year-end consolidated financial statements. During fiscal 2007, the recorded audit fees were lower due to the change in the basis of recording audit fees;
     - recorded $88,676 (2007 - $28,300) for investor relations fees of which $40,000 (2007 - $nil) was paid to CP Capital Group Ltd. ("CP Capital"). CP Capital is a private company controlled by Mr. Cary Pinkowski, the current President and CEO of the Company;
     - recorded amortization of $107,213 (2007 - $46,518) on its capital assets in Canada, the Kyrgyz Republic, and Russia;
     - rent totalling $101,878 (2007 - $50,706) were paid for rental of office space in the Kyrgyz Republic, Kazakhstan, Russia and Canada;
     - corporate development expenses totalling $168,284 (2007 - $92,263) were incurred for an ongoing market awareness and promotional campaign and participation in several international investment conferences;
     - salaries totalling $575,806 (2007 - $238,980) were paid for increased administrative staff in the mining offices in the Kyrgyz Republic, Kazakhstan and Russia;
     - professional fees of $239,666 (2007 - $224,382) were paid for services provided by consultants in the mining offices in the Kyrgyz Republic, Kazakhstan, Russia and Canada;
     - during fiscal 2007 the Company incurred property due diligence costs of $99,242 to investigate a potential acquisition of a mineral property in Kazakhstan; and
     - recognition of $1,501,176 (2007 - $503,400) in non-cash stock based compensation on the granting and vesting of stock options.

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue. Interest income is generated from cash held with the Company's financial institution. During fiscal 2008, the Company reported interest income of $133,131 compared to $42,993 in fiscal 2007. The increase is attributed to higher levels of cash held during fiscal 2008.

During fiscal 2008, the Company paid $6,642,344 (US$6,300,000), issued 13,207,615 common shares and long-term debt of US $6,825,000 and incurred $444,305 costs associated with the RPIM Acquisition. The Company also was required to pay a further US $6,500,000 to Stargate and US $325,000 to DBM. These debt are non-interest bearing and, as a result, were recorded at a discount rate of 12% to reflect management's estimate of the fair value of the debts at the time of completion of the transaction. The debts are being accreted to their face values over the terms of the debts by recording interest costs. During fiscal 2008 the Company accreted $635,260 as interest costs, which have been capitalized to unproven mineral interests. The Company also recorded a foreign exchange gain in fiscal 2008 of $796,849, compared to a foreign exchange loss of $76,908 in fiscal 2007. The foreign exchange gain was due to the favourable effect of the strengthening of the Canadian dollar vis-a-vis the United States dollar on the Company's United States denominated debt. The Company has also recorded $8,157,000 future income tax liabilities related to the RPIM Acquisition. See "Company Overview", "Exploration Update" and Note 3 to the May 31, 2008 audited consolidated financial statements for further discussion of the RPIM Acquisition.

During fiscal 2008, a legal dispute arose concerning the ownership of BMC. The dispute has created uncertainty regarding validity of the Company's tenureship over its mineral interests held in the Kyrgyz Republic. In light of the uncertainty, the Company recorded a write-off of $3,413,851 relating to its mineral property interests located in Kyrgyzstan. During fiscal 2007 the Company recorded a write-off of $52,361 as a result of its withdrawal from an option agreement on the Turgeldy Property.

FINANCIAL CONDITION / CAPITAL RESOURCES

During fiscal 2008, the Company received gross proceeds of $12,600,000 on the completion of a private placement for 10,500,000 units and completed the RPIM Acquisition whereby it completed the initial cash payment of US $6,000,000 and issued 12,500,000 common shares of the Company to the Vendor. In addition, the Company paid the initial finder's fee of US $300,000 and issued 625,000 common shares to DBM. The Company also issued 82,615 common shares to a company controlled by a director of the Company as a bonus for providing a loan of US $500,000 to RPI. As at May 31, 2008, the Company had a working capital deficit of $4,612,942. The Company requires additional funding to enable it to repay its debt obligations as they come due, pay its existing liabilities, conduct anticipated exploration programs and meet anticipated corporate administration costs for the upcoming 12 month period. There can be no assurance that the Company will be successful in raising sufficient equity or debt financings to
meet  these   obligations,   planned   exploration   commitments   and  overhead
obligations. In addition, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

Subsequent to May 31, 2008, the Company completed a non-brokered private placement of 33,333,334 units, at a price of $0.30 per unit, for gross proceeds of $10,000,000. Each unit comprised one common share and one-half share purchase warrant, with each full warrant entitling the holder to acquire an additional common share at $0.45 per share on or before July 15, 2010. The Company paid a finder's fee of $250,000 in cash and issued 833,334 common shares in respect of the private placement.

The Company subsequently repaid US $5,250,000 of its long-term debt.

RISKS AND UNCERTAINTIES

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should consider investing in the Company's common shares. An investor should carefully consider the risks described below and the other information filed on www.sedar.com before investing in the Company's common shares. The risks described below are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business and financial condition could be seriously harmed and investors may lose all of their investment.

NO KNOWN BODIES OF COMMERCIAL ORE

There are no known bodies of commercial ore on the Company's properties. The exploration programs undertaken and proposed constitute an exploratory search for ore or programs to qualify identified mineralization as ore reserves or resources. There is no assurance that the Company will be successful in its search for ore or in its more advanced programs.

EXPLORATION AND DEVELOPMENT RISKS

Exploration and development risks for the business of exploring for minerals and mining are high. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration programs planned by the Company will result in a profitable commercial mining operation.

TITLE TO PROPERTIES, POLITICAL AND LEGAL UNCERTAINTY

Although the Company believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns or controls, there is no guarantee that title to such mineral property interests will not be challenged or impugned. Kola's mineral property interests may be subject to prior unregistered interests and title may be affected by undetected defects. There may be valid challenges to the title of the mineral property interests which, if successful, could impair development and/or operations.

The Company's mining exploration activities are affected in varying degrees by political stability and government regulations relating to foreign investment, social unrest, corporate activity and the mining business in each of the Russian Federation and the Kyrgyz Republic. Operations may also be affected in varying degrees by terrorism, military conflict or repression, crime, extreme fluctuations in currency rates and high inflation in Central Asia and the former Soviet Union. The relevant governments have entered into contracts with the Company or granted permits or concessions that enable it to conduct operations or development and exploration activities. Notwithstanding these arrangements, the Company's ability to conduct operations or exploration and development activities  is  subject  to  renewal  of  permits  or  concessions,  changes  in government regulations or shifts in political attitudes beyond the Company's control. There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized. Government policy may change to discourage foreign investment, re-nationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented.

There can be no assurance that the Company's assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.

Similarly,  the  Company's  operations  may be  affected  in varying  degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, labour legislation, mine safety, and annual fees to maintain mineral properties in good standing. There can be no assurance that the laws in these countries protecting foreign investments will not be amended or abolished or that these existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described herein.

With respect to the Company's Russian properties, the current legal environment in the Russian Federation is characterized by poorly-drafted and inconsistent legislation, gaps where legislation is not yet available, and uncertainty in application due to frequent policy shifts and lack of administrative experience. Russian laws often provide general statements of principles rather than specific guide to operations and government officials may be delegated or exercise broad authority to determine matters of significance to the operations and business of the Company. Such authority may be exercised in an unpredictable way and effective appeal processes may not be available. In addition, breaches of Russian law may involve severe penalties and consequences regarded as disproportionate to the offence. Exploration for and extraction of minerals in the Russian Federation is governed by the Law on Subsoil, the Licensing Regulations, the Precious Metals Law and other laws. Given the fact that the legislative scheme and the regulatory bodies governing this scheme are of relatively recent origin, the law has been subject to varying interpretations and inconsistent application. Therefore, it can be difficult to determine with certainty in any given instance the exact nature of legal rights possessed by persons using the subsoil. There are uncertainties in conclusively determining all necessary information about required permits, approvals and licenses, and there is no comprehensive index or system for determining all relevant legislation. As well, the Russian legal system is a civil law system, and legal precedents are not of the same determinative nature as in a common law system. Additionally, officials often interpret regulations in an arbitrary or unpredictable way, and this extends to most areas of regulation. There can be no assurance that the Company has complied with all applicable laws or obtained all necessary approvals in Russia. There can be no assurance that laws, orders, rules, regulations and other Russian legislation currently relating to the Company's investment in the Russian Federation will not be altered, in whole or in part, or that a Russian court or other authority will not interpret existing Russian legislation, whether retroactively or otherwise, in such a way that would have an adverse impact on the Company. In general, there remains great uncertainty as to the extent to which Russian parties and entities, particularly governmental agencies, will be prepared to respect the contractual and other rights of the non-Russian parties with which they deal and also as to the extent to which the rule of law has taken hold and will be upheld in the Russian Federation. Procedures for the protection of rights, such as the taking of security, the enforcement of claims and proceedings for injunctive relief or to obtain damages are still relatively undeveloped in the Russian Federation. Accordingly, there may be greater difficulty and uncertainty in respect of the Company's abilities to protect and enforce its rights (including contractual rights). There can be no assurance that this will not have a material adverse effect upon the Company.

Russian corporate law is not extensively developed and is still very much evolving from the former Soviet times. There are corporate law requirements of a technical nature that are not complied with by significant numbers of Russian corporations, which rarely result in action being taken by the authorities. There is a risk, however, of arbitrary action being taken against any of such Russian corporations, including the Company's Russian subsidiary, RPI, due to these technical irregularities, and the result of such action could be materially adverse to RPI and the the Company. In addition, the Souker Licence confers upon RPI the right to explore, develop and mine the Souker Deposit and the Souker Licence area. As with many Russian mineral properties affected by the transitory nature of the legal system, there are certain issues relating to the Souker Project which may adversely affect RPI's interest. RPI is taking and will continue to take all appropriate steps to protect its interest.

With respect to the Company's properties located in the Kyrgyz Republic, this country has experienced political difficulties in recent years including a revolution in March 2005 that resulted in the ouster of the long-time incumbent President. Although the election of a new President and the appointment of a new Prime Minister have brought a measure of stability to the Kyrgyz Republic following the events of March 2005, the political situation in the country continues to evolve. There continues to be a risk of future political instability.

ADDITIONAL FUNDING REQUIREMENTS

The Company will require additional financing to continue its operations. There can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable, for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development and the property interests of the Company with the possible dilution or loss of such interests.

CONFLICTS OF INTEREST

Certain officers and directors of the Company are officers and/or directors of, or are associated with or have significant shareholdings in, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

METAL PRICES

Metal prices may be unstable. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of a mineral resource are discovered, a profitable market will exist for the sale of it. Factors beyond the control of the Company may affect the marketability of any substances discovered. The price of various metals has experienced significant movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any metal will be such that any of the Company's properties can be mined at a profit.

ENVIRONMENTAL AND OTHER REGULATORY REQUIREMENTS

The Company's current exploration activities are subject to various laws and regulations governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. There can be no assurance that all permits which the Company may require for its exploration activities or for the future construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

PRICE FLUCTUATIONS: SHARE PRICE VOLATILITY

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in price will not occur.

RELIANCE UPON MANAGEMENT

The success of the Company depends to a large extent upon its ability to retain the services of its senior management and key personnel. The loss of their services may have a material, adverse effect on the Company.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2008 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS AND COMPREHENSIVE INCOME

Effective June 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement and
Section 3861, Financial Instruments - Disclosure and Presentation and Section 3865, Hedges. These sections apply to fiscal years beginning on or after October 1, 2006 and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied. Section 1530 provides standards for the reporting and presentation of comprehensive income, which is defined as the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. A statement of comprehensive income has not been presented as no components of comprehensive income have been identified and therefore have notaffected the current or comparative period balances on the financial statements. Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available for sale assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair market value upon inception with the exception of certain related party transactions. Subsequent measurement and recognition of change in the fair value of financial instruments depends on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables, investments held to maturity and other financial liabilities are measured at amortized cost using the effective interest method. Gains and losses upon inception, derecognition, impairment write downs and foreign exchange translation adjustments are recognized immediately. Transaction costs related to financings will be expensed in the period incurred.

Upon adoption of Section 3855 the Company designated its cash as held-for-trading, which is measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, loans and advances and long-term debt are classified as other financial liabilities, which are measured at amortized cost. The adoption of this standard had no material affect on the Company's consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

ASSESSING GOING CONCERN

The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

FINANCIAL INSTRUMENTS

The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section

3863, Financial Instruments - Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

CAPITAL DISCLOSURES

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The Company is currently assessing the impact of the above new accounting standards on the Company's financial position and results of operations.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In 2006 the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011 the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

TRANSACTIONS WITH RELATED PARTIES

(a)      During  fiscal  2008 and 2007,  the  Company  was charged by former and
         current  directors  and  officers  of  the  Company,   or  corporations
         controlled by them, as follows:
                                                        2008            2007
                                                          $               $

         Management                                      139,300          82,975
         Legal                                           125,300          66,393
         Accounting and administrative                    81,000          76,850
         Professional                                    125,555         183,209
         Investor relations                               40,000               -
                                                    ------------    ------------
                                                         511,155         409,427
                                                    ============    ============

         Management fees have either been expensed to operations or capitalized to unproven mineral interests, or recorded as share issue costs, based on the nature of the expenditure.

         As at May 31, 2008, $81,504 (2007 - $86,758) remained outstanding and was included in accounts payable and accrued liabilities.

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b) During fiscal 2008, the Company issued 82,615 common shares, at a fair value of $79,310, to a private company controlled by a director of the Company, as a bonus for providing a US $500,000 loan to RPI prior to the closing of the RPIM Acquisition. The Company subsequently repaid the loan.

(c) On August 17, 2007, the Company and Kantanna entered into an amending agreement on the Bulakashu Gold Property, pursuant to which the Company issued 375,000 common shares, at a fair value of $405,000, to Kantanna for the remaining 62.5% interest the Company did not own.

(d) During fiscal 2008, a director of the Company and a private company, of which a director of the Company is the principal of the private company, purchased 2,120,000 units.

(e) Effective June 1, 2008, the Company entered into an employment agreement with the new President of the Company. Pursuant to the terms of the agreement, the President will be paid an initial salary of $20,000 per month plus health benefits coverage for a term of five years, renewable thereafter for a further five year term. The Company has also agreed to grant the President stock options to purchase 1,000,000 common shares of the Company.

         The employment agreement may be terminated by the President, with three months notice. If the Company dismissed the President without cause, the President will be entitled to six months pay in lieu of notice.

INVESTOR RELATIONS ACTIVITIES

The Company maintains a website at www.kolamining.com and updates it on a continuous basis.

Effective September 20, 2006 the Company retained Mr. David Matousek as a corporate advisor for a monthly fee of $3,000. The agreement was terminated on August 31, 2007. During fiscal 2008 the Company paid a total of $8,200.

Effective July 25, 2007 the Company retained Michael Baybak and Company Inc. ("Baybak") as an investor relations representative for a monthly fee of US $5,000. The agreement, after six months, may be terminated by either party on 30 days written notice. The Company granted Baybak stock options to purchase 75,000 common shares at an exericse price $1.20 per share expiring December 31, 2008. The agreement was terminated on January 25, 2008. During fiscal 2008 the Company paid $30,476 to Baybak.

Effective September 1, 2007 the Company retained CP Capital as an investor relations representative for a monthly fee of $5,000. The agreement was terminated on March 31, 2008. During fiscal 2008, the Company paid CP Capital a total of $40,000. CP Capital is a private company controlled by Mr. Cary Pinklowski, the President and CEO of the Company.

Effective April 1, 2008, the Company retained Mr. Andrew Fedak as an investor relations representative for a monthly fee of $10,000. The agreement may be terminated by either party on thirty days notice. During fiscal 2008, the Company paid Mr. Fedak a total of $20,000. Subsequent to May 31, 2008 the Company amended the contract and reduced the monthly fee to $7,500.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at September 29, 2008 there were 88,004,125 issued and outstanding common shares, 9,275,000 stock options outstanding at exercise prices ranging from $0.20 to $1.71 per share and 22,856,667 warrants outstanding at exercise prices ranging from $0.45 to $1.70 per share.

                         CERTIFICATION OF ANNUAL FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE



I, IGOR KOVARSKY, CHIEF EXECUTIVE OFFICER OF KOLA MINING CORP., certify the following:

1. REVIEW: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of Kola Mining Corp. (the issuer) for the financial year ended May 31, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date:  September 29, 2008


/s/ IGOR KOVARSKY
-----------------------
Igor Kovarsky
Chief Executive Officer


--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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                         CERTIFICATION OF ANNUAL FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE


I, NICK DEMARE, CHIEF FINANCIAL OFFICER OF KOLA MINING CORP., certify the following:

1. REVIEW: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of Kola Mining Corp. (the issuer) for the financial year ended May 31, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date:  September 29, 2008


/s/NICK DEMARE
-----------------------
Nick DeMare
Chief Financial Officer


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                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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